Filed by: Travelers Property Casualty Corp.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of Travelers and The St. Paul under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On February 13, 2004, The St. Paul filed with the SEC a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF

TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers directors and executive officers is available in Travelers annual report on Form 10-K, which was filed with the SEC on March 2, 2004, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s annual report on Form 10-K, which was filed on March 3, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The following press release was issued by Travelers on March 18, 2004:

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For immediate release
Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B)

TRAVELERS PROPERTY CASUALTY ANNOUNCES SETTLEMENT OF CERTAIN LITIGATION RELATING
TO MERGER WITH THE ST. PAUL COMPANIES

HARTFORD, Conn. (March 18, 2004) – Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B) announced today the settlement of three lawsuits brought by four Travelers shareholders against Travelers and its board of directors relating to the proposed merger of Travelers with The St. Paul Companies, Inc. The settlement is subject to, among other things, court approval.

In connection with the settlement, Travelers and The St. Paul agreed to reduce the termination fee payable by Travelers or The St. Paul under certain circumstances set forth in the Agreement and Plan of Merger, as amended, among Travelers, The St. Paul and a wholly-owned subsidiary of The St. Paul from $300 million to $275 million, and to provide certain additional disclosure in the Travelers proxy statement filed with the SEC in connection with the merger on February 13, 2004.

On November 17, 2003, Travelers and The St. Paul announced a definitive merger agreement that will create the nation’s second largest commercial insurer, to be known as The St. Paul Travelers Companies. The combined company will be a leading provider of property and casualty insurance products distributed through independent agents and brokers and one of the largest financial services companies in the United States. The merger is expected to close in the second quarter of 2004, pending receipt of regulatory and shareholder approvals. Shareholder meetings for both companies are scheduled to occur on March 19, 2004.

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About Travelers Property Casualty

Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B) is a leading provider of a wide range of insurance products. The Company is the second largest writer of homeowners and auto insurance through independent agents. Travelers is the third largest commercial lines insurer, providing a broad range of insurance products including workers’ compensation, integrated disability, property, liability, specialty lines, surety bonds, inland/ocean marine, and boiler and machinery. For more information on Travelers, see www.travelers.com.

Contacts

Media:	Institutional Investors:	Individual Investors:

Keith Anderson	Maria Olivo	Marc Parr
860/954-6390	860/277-8330	860/277-0779

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts may be forward-looking statements. Many risks and uncertainties may impact the matters addressed in forward-looking statements, and actual results may differ materially from those expressed or implied. For a discussion of the factors that could cause actual results to differ, please see the disclosure under the heading “Forward-Looking Statements” in the Company’s most recent annual report on Form 10-K filed with the Securities and Exchange Commission.